

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 14, 2013

<u>Via E-mail</u>
William C. Stern, Esq.
General Counsel
Ancestry.com Inc.
360 West 4800 North
Provo, Utah 84604

  **Re: Ancestry.com Inc.
    Schedule 13E-3
    Filed October 30, 2012
    File No. 005-85298**

    **Preliminary Proxy Statement on Schedule 14A
    Filed October 30, 2012
    File No. 001-34518**

Dear Mr. Stern:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Matthew Crispino

        Matthew Crispino
        Staff Attorney